U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[**X**]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2003

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-3203

CHESAPEAKE CORPORATION 401(k)
SAVINGS PLAN FOR SALARIED EMPLOYEES
(Full title of the plan)

CHESAPEAKE CORPORATION
1021 East Cary Street
P. O. Box 2350
Richmond, Virginia 23218-2350
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

CHESAPEAKE CORPORATION
401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
FOR THE YEAR ENDED DECEMBER 30, 2003
INDEX

* All other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHESAPEAKE CORPORATION 401(k)
 SAVINGS PLAN FOR SALARIED EMPLOYEES

By: /s/Andrew J. Kohut
Andrew J. Kohut
Executive Vice President & Chief Financial Officer,
Chesapeake Corporation
Committee Member

June 25, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Chesapeake Corporation 401(k) Savings
 Plan for Salaried Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") at December 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia
June 16, 2004

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 30, 2003 and 2002

	2003	2002
	---------------	---------------
Assets:		
Investments at fair value (Notes 2 and 4)	$19,773,840	$18,346,206
	---------------	---------------
Net assets available for benefits	$19,773,840	$18,346,206
	=========	=========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the years ended December 30, 2003 and 2002

	2003	2002
Investment income (loss):		
Interest and dividends	$460,601	$549,269
Net appreciation (depreciation) in fair value of investments (Notes 2 and 4)	3,688,709	(3,600,444)
	4,149,310	(3,051,175)
Contributions (Note 1):		
Employees	353,714	356,076
Employer	41,414	173,477
Rollovers	-	87,785
	395,128	617,338
Distributions to participating employees (Note 1)	(3,128,613)	(5,216,663)
Net increase (decrease) before plan transfers	1,415,825	(7,650,500)
Plan transfers (Note 6)	11,809	-
Net increase (decrease)	1,427,634	(7,650,500)
Net assets available for benefits, beginning of year	18,346,206	25,996,706
Net assets available for benefits, end of year	$19,773,840	$18,346,206

The accompanying notes are an integral part of the financial statements.

**CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS**

1.   **Description of Plan:**

General

The Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") covers certain employees of Chesapeake Corporation ("Chesapeake" or the "Employer") as described in the Plan document. The Plan's assets are held by Putnam Fiduciary Trust Company (the "Trustee").

The Plan is a defined contribution plan and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document which is available at the main office of the Plan administrator at 1021 East Cary Street, Richmond, Virginia 23219.

Employee Contributions

A participant may elect to defer receipt of 2% to 100% of annual before-tax compensation, in increments of 1%. Prior to July 15, 2002, a participant could elect to defer receipts of 1% to 15% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed statutory limits ($12,000 in 2003 and $11,000 in 2002) per participant in any taxable year. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may discontinue their election to contribute at any time.

Beginning in 2002, employees who reached age 50 by the plan year end were allowed to contribute an additional $1,000 to their plan account. The additional contribution allowed will increase $1,000 per year through 2006.

Employer Contributions

The Plan provides for a matching contribution each Plan year, in an amount equal to 60% of the first 6% of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year. The matching contributions are credited to participant accounts and invested in accordance with the participants' investment elections. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions.

Discretionary Contributions

The Employer may make discretionary contributions in cash or Chesapeake stock as the Board of Directors or the Executive Compensation Committee of the Board may determine.

NOTES TO FINANCIAL STATEMENTS, Continued

1.   Description of Plan, continued:

 Vesting

Participants are fully and immediately vested in all employee contributions. Employees are generally vested in employer matching contributions pro rata over a five year period.

Participant Loans

 Employees that are participants may borrow, from the vested portion of their fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan, as determined monthly by the Plan administrator. Repayment of loans (which includes principal and interest) is amortized in level payments, made no less frequently than quarterly. Loan payments are generally made through payroll deductions on each paycheck. Loans generally become due and payable in full once a participant terminates employment. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the Internal Revenue Code. At December 30, 2003 and 2002 interest rates on outstanding loans ranged from 5.00% to 9.50% and 5.25% to 9.50%, respectively.

 Distributions

 Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. If the present value of the benefit to be received is less than $5,000, a lump-sum distribution is required.

Forfeitures

Termination of employment for reasons other than retirement, disability or death generally results in forfeiture of the non-vested portion of a participant's account. Forfeitures are held in the Plan and serve to reduce future employer contributions under certain conditions described in the Plan document. The balances of forfeited nonvested accounts were $27,895 and $121,203 at December 30, 2003 and December 30, 2002, respectively. Forfeitures in the amount of $123,331 and $0 were used to reduce employer contributions in 2003 and 2002, respectively.

Plan Expenses

 Fees of investment managers or expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock, if any, are borne by participants who select such investments. All other expenses associated with the administration of the Plan are paid by Chesapeake.

NOTES TO FINANCIAL STATEMENTS, Continued

2.   Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income

Investments are stated at fair value determined as follows:

Mutual and money market funds	- Quoted market value
Chesapeake common stock	- Last published year-end sale price on the New York Stock Exchange
Loans to participants	- Balances due which approximate fair value

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the "net appreciation (depreciation) in fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation or depreciation on those investments.

Distributions to Participants

Distributions are recorded when paid.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as a direct Chesapeake common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ from those estimates.

3.   **Plan Termination:**

While Chesapeake has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of ERISA. In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee.

4.   **Investment Options:**

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following investment options:

PIMCO Total Return Fund - This fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market.

Dodge & Cox Stock Fund - This fund invests primarily in a broadly diversified portfolio of common stocks.

Franklin Small-Mid Cap Growth Fund - This fund primarily invests in stocks of small companies with market-capitalization values of less than $1.5 billion, similar in size to those in the Russell 2000 Index.

Neuberger & Berman Genesis Trust - This trust invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase.

Putnam Growth Opportunities Fund - This fund invests primarily in stocks of very large, highly competitive growth companies.

Putnam S&P 500 Index Fund - This fund invests in common-stock securities; it seeks to approximate the performance of the S&P 500.

Putnam International Equity Fund - This fund's portfolio is composed primarily of stocks of companies located outside the United States.

Putnam Stable Value Fund - This fund invests primarily in high-quality, fixed-income investments.

George Putnam Fund of Boston - This fund seeks a balance of capital growth and current income by investing in a well diversified portfolio composed mostly of stocks and corporate and US government bonds.

Chesapeake Corporation Common Stock - This fund consists of shares of Chesapeake common stock. The investments in Chesapeake common stock may be purchased by the Trustee at fair market value in the open market, in private transactions, or from the authorized but unissued shares of Chesapeake.

NOTES TO FINANCIAL STATEMENTS, Continued

4. **Investment Options, continued:**

Significant Investments

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 30,	
	2003	**2002**
Investments at fair value as determined by quoted market price:		
Growth funds		
Putnam Growth Opportunities Fund (263,290 and 313,019 shares, respectively)	$3,375,388	$3,249,138
Growth and Income funds		
Dodge and Cox Stock Fund (59,589 and 66,997 shares, respectively)	6,780,108	5,899,062
Neuberger & Berman Genesis Trust (41,844 and 42,125 shares, respectively)	1,549,496	1,185,401
Income funds		
PIMCO Total Return Fund (207,082 and 239,816 shares, respectively)	2,217,855	2,558,833
Capital Preservation funds		
Putnam Stable Value Fund (2,503,015 and 3,046,659 shares, respectively)	2,503,015	3,046,659
Common stock		
Chesapeake Corporation (65,718 and 75,363 shares, respectively)	1,740,219	1,345,228

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	**2002**
Mutual funds	$3,058,279	$(2,865,403)
Common stock	630,430	(735,041)
	$3,688,709	$(3,600,444)

5. **Tax Status:**

The Plan obtained its latest determination letter on November 21, 2003, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code.

NOTES TO FINANCIAL STATEMENTS, Continued

6. **Plan Transfers:**

During 2003, as a result of employee status changes, Chesapeake Corporation had participants transfer from the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees to the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees.

7. **Party-in-Interest Transactions:**

Certain Plan investments are shares of Chesapeake Corporation common stock. Certain Plan investments are shares of mutual funds and money market funds managed by Putnam Investments, of which the Trustee is a subsidiary. Therefore, these transactions qualify as party-in-interest transactions that are allowable under ERISA.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
at December 30, 2003

(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Current Value of Asset
	PIMCO Total Return Fund	The fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market	$ 2,217,855
	Dodge & Cox Stock Fund	The Fund invests primarily in a broadly diversified portfolio of common stocks	6,780,108
	Franklin Small-Mid Cap Growth Fund	Primarily investing in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	538,893
	Neuberger & Berman Genesis Trust	Invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase	1,549,496
*	Putnam Growth Opportunities Fund	Investing mainly in stocks of very large, highly competitive growth companies	3,375,388
*	Putnam S&P 500 Index Fund	Investing in common-stock securities, that seeks to approximate the performance of the S&P 500	693,424
*	Putnam International Equity Fund	Portfolio composed mainly of stocks of companies located outside the United States	191,809
*	Putnam Stable Value Fund	Invest primarily in high-quality, fixed-income investments	2,503,015
*	George Putnam Fund of Boston	Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds	149,318
*	Common Stock Chesapeake Corporation	Corporate common stock, $1 par value	1,740,219
*	Loans to Participants of the Plan	Interest rates range from 5.00% to 9.50%; loans are amortized in level payments with current terms of about 2 to 5 years	34,315
	Total		$ 19,773,840

* Indicates party-in-interest

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm